SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2004

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM

Press Release

FOR IMMEDIATE RELEASE

BAY AREA RAPID TRANSIT DISTRICT (BART)
ADDS ANOTHER APPLICATION TO OTI’S SMART CARD

Cupertino, CA– June 21, 2004 – On-Track Innovations Ltd, (OTI) (NASDAQ: OTIV; Prime Standard [Frankfurt]: OT5), a global leader in contactless microprocessor-based smart card solutions for homeland security, micropayments and petroleum payments, announced today that the San Francisco Bay Area Rapid Transit District (BART) has extended the use of its BART OTI smart card for its employee security access control applications at BART offices and stations.

With over 300,000 daily riders and 43 stations, BART provides Bay Area residents with a low cost, high frequency, fast and environmentally friendly alternative for their transit needs. BART uses a graded fare structure where people pay based on the length of their trip. In early 2003, BART chose OTI’s ISO 14443 compliant contactless solutions for its San Francisco International Airport (SFO) station discount program, whereby BART provides a discount fare for airline employees who take BART to work. OTI supported BART’s initiative by supplying microprocessor-based contactless smart cards. Eligible airline employees received an OTI contactless RFID microprocessor-based smart identification card encrypted to activate a discounted fare structure for magnetic stripe tickets used for fare payment at the SFO BART Station.

For its access control applications, BART is currently using the OTI smart card for access control to BART offices. In the future, BART plans to replace all existing BART Employee ID cards with OTI smart cards that will be used for both identification and access to BART stations. The scalability of OTI’s technology allowed new applications, like access control, to be added seamlessly after the card is issued.

“Adding applications to smart cards after they have been issued, is a key feature of OTI’s technology, and one of special interest to our customers,” commented Ohad Bashan, President and CEO of OTI America. “BART’s addition of access control to its smart card demonstrates the value of our multi-functional approach and seamless integration capabilities. With businesses wanting optimal value of the cards they distribute, and people wanting to keep the number of cards they have to carry to a minimum, we anticipate continuing growth in the use of our technology.”

About OTI
Established in 1990, OTI (NASDAQ: OTIV, Prime Standard: OT5) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, micropayments, mass transit ticketing, parking, loyalty programs and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the prestigious ESCAT Award for smart card innovation in both 1998 and 2000. Major clients include: MasterCard International, Atmel, BP, Scheidt & Bachmann, EDS, Repsol, and the Government of Israel. For more information on OTI, visit www.otiglobal.com.

This press release contains forward-looking statements within the meaning of the United States Securities laws. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise.

OTI Contact:	Agency Contacts:
Galit Mendelson	Paul Holm and Jerry Cahn
Director of Corporate Communication	PortfolioPR
212 421 0333	212 736 9224
galit@otiglobal.com	pholm@portfoliopr.com / jcahn@portfoliopr.com

SIGNATURES

                   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) BY: /S/ Oded Bashan —————————————— Oded Bashan President, Chief Executive Officer and Chairman

Date: June 21st, 2004